FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of January 2019

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and Chief Financial Officer

Dated:  January 9, 2019

Press Release

Eltek Ltd. Receives a $530,000 Bridge Loan from Nistec in order to Decrease Eltek’s Debt to a Bank

In addition, Nistec added its guarantee to Eltek’s existing debt of
US$530,000 to a bank

PETACH-TIKVA, Israel, January 9, 2019 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that the Company obtained a loan of NIS 2 million (approximately US$530,000) from Nistec Golan, the Company’s controlling shareholder, in order to decrease Eltek’s debt to one of its  banks.

The loan agreement between the Company and Nistec was approved by the Company’s Audit Committee and Board of Directors. The principal terms of the loan are:

•
The loan will bear interest of Prime+ 1.35%.  Since Nistec obtained a loan from a commercial bank for a repayment on behalf of Eltek, should Eltek fail to repay the loan and accrued interest on the due date, the interest shall be increased to the interest determined by the bank with respect to the underlying loan received by Nistec.

•
The loan will be repaid by April 30, 2019. However, Eltek has the option to extend the term of the loan until March 31, 2020 in the event that its Audit Committee determines that such extension is required for the Company's orderly operations.

•
In the event of an equity investment in the Company, Nistec may demand immediate repayment of the loan, provided that such repayment will be used only for a conversion of the loan into the Company’s ordinary shares.

•	Nistec may demand immediate repayment of the loan upon the occurrence of certain customary events of default or in the event of a change of control.

•	The loan (or any part thereof) may be repaid at any time at the Company’s discretion.

In addition, the Audit Committee and Board of Directors have approved Nistec’s guarantee of Eltek’s NIS 2.0 Million (approximately US$530,000) existing debt to the same bank, which debt to such bank will be repaid by Eltek by April 30, 2019. Consequently, this guarantee will expire on April 30, 2019. Eltek may request that Nistec pay its debt to the bank, and in such event, the guarantee will convert into a loan to Eltek, which will be repaid by March 31, 2020. The terms of the loan will be back-to-back with the terms of the loan taken by Nistec for such payment, or with “Risk-free” Israeli government bonds interest, or with no interest, at Nistec’s discretion. The terms of the loan agreement will be the same as the terms of the loan agreement described above, with required amendments.

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

For more information, visit Eltek's web site at www.nisteceltek.com.

Investor Contact:

Eli Yaffe	Amnon Shemer
Chief Executive Officer	Chief Financial Officer
eliy@nisteceltek.com	amnons@nisteceltek.com
+972-3-9395023	+972-3-9395023